EXHIBIT 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Earnings per share ("EPS") is calculated on a Basic EPS and Diluted EPS basis. Basic EPS is calculated by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Income available to common shareholders is Net Income in the table below and as reported in Bancorp's income statement on page 27 of its Annual Report to Shareholders for 1997. No adjustments were required to net income for any EPS calculations.

Diluted EPS is calculated by adjusting the denominator for all dilutive potential common shares that were outstanding during the period. Bancorp had stock options outstanding during the periods presented below which had a dilutive effect on EPS. Therefore, the number of additional common shares that would have been outstanding if the options had been exercised is added to the denominator to arrive at the dilutive number of shares.


(Dollars in thousands)         For the Years Ended December 31,
                         -------------------------------------------

                            1997             1996           1995
                         ----------       ----------     ----------

Net income                  $ 12,159      $   8,611      $  10,727
                            --------      ---------      ---------
                            --------      ---------      ---------
Basic EPS
  Shares                   5,982,934      5,954,684      5,939,690
  EPS                       $   2.03       $   1.45       $   1.81

Dilutive shares
  Stock options               51,349         44,806         49,007
  EPS                       $   0.02       $   0.01       $   0.02

Diluted EPS
  Shares including
  Options                  6,034,283      5,999,490      5,988,697
	EPS                    $   2.01       $   1.44       $   1.79